Exhibit (a)(5)(F)
Kay Jackson
972-281-1486
kay.jackson@kcc.com
Kimberly-Clark Corporation Completes Tender Offer for I-Flow Corporation
Acquisition Expected To Be Completed Today
DALLAS, TX (Nov. 24, 2009) — Kimberly-Clark Corporation (NYSE: KMB) today announced that the depositary for its tender offer for all the outstanding common stock of I-Flow Corporation (NASDAQ: IFLO) has advised that as of the expiration of the tender offer, stockholders of I-Flow tendered approximately 22,407,901 shares, representing approximately 90.8% of I-Flow’s outstanding shares. The tender offer expired at 5:00 p.m., New York City time, on November 23, 2009 and was not extended.
     According to the terms of the tender offer, all shares that were validly tendered have been accepted for payment. Kimberly-Clark intends to complete the acquisition of all remaining shares of I-Flow through a merger by close of business today. In the merger, each of the remaining shares of I-Flow common stock will be converted into the right to receive $12.65 per share, in cash, without interest and less any required withholding taxes, which is the same amount per share paid in the tender offer. The offer was conducted through Boxer Acquisition, Inc., a wholly owned subsidiary of Kimberly-Clark. As a result of the purchase of the shares in the tender offer, Boxer Acquisition has sufficient voting power to approve the merger without the affirmative vote of any other I-Flow stockholder. Following the completion of the merger, I-Flow will operate as part of Kimberly-Clark Health Care, and I-Flow’s common stock will no longer list on NASDAQ.
About Kimberly-Clark and Kimberly-Clark Health Care
     Kimberly-Clark and its well-known global brands are an indispensable part of life for people in more than 150 countries. To learn more about Kimberly-Clark and its 137-year history of innovation, visit www.kimberly-clark.com.
     Around the world, medical professionals turn to Kimberly-Clark for a wide portfolio of solutions that improve the health, hygiene and well-being of their patients and staff. As
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part of their healing mission, caregivers rely on Kimberly-Clark Health Care to deliver clinical solutions and educational resources that they can depend on to prevent, diagnose and manage a wide variety of healthcare-associated infections. This over $1 billion global business segment of Kimberly-Clark Corporation holds the No. 1 or No. 2 positions in several categories including infection control solutions, surgical solutions, pain management and digestive health. And throughout the care continuum, patients and staff alike trust Kimberly-Clark medical supplies and devices, Kleenex brand tissues, Kimberly-Clark professional skin care products, and Scott brand towels for day-to-day needs. For more information, please visit www.kchealthcare.com.
     This press release contains “forward-looking statements.” These statements include, but are not limited to, statements about the expected benefits of the transaction involving Kimberly-Clark and I-Flow, including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, statements made in this communication about anticipated financial results, future operational improvements and results or regulatory approvals are also forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Kimberly-Clark’s and I-Flow’s expectations and projections.
     Risks and uncertainties include satisfaction of closing conditions for the acquisition, the possibility that the transaction will not be completed, or if completed, not completed on a timely basis; the potential that market segment growth will not follow historical patterns; general industry conditions and competition; business and economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign governmental laws and regulations, and trends toward healthcare cost containment. Kimberly-Clark can give no assurance that the merger will be completed.
     A further list and description of additional business risks, uncertainties and other factors can be found in Kimberly-Clark’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and I-Flow’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as well as other Kimberly-Clark and I-Flow SEC filings. Copies of these filings, as well as subsequent filings, are available online at
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www.sec.gov, www.kimberly-clark.com, www.iflo.com or on request from Kimberly-Clark or I-Flow. Many of the factors that will determine the outcome of the subject matter of this communication are beyond Kimberly-Clark’s or I-Flow’s ability to control or predict. Neither Kimberly-Clark nor I-Flow undertakes to update any forward-looking statements as a result of new information or future events or developments.
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